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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of March, 2003

                                -----------------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F  X        Form 40-F
                               -------             -------

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                            Yes           No   X
                               ------       -------



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 3, 2003
                                          MITSUBISHI TOKYO FINANCIAL GROUP, INC.


                                           By: /S/  Atsushi Inamura
                                              ----------------------------------
                                           Name:  Atsushi Inamura
                                           Title: Chief Manager, General Affairs
                                                  Corporate Administration
                                                  Division

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                                          Mitsubishi Tokyo Financial Group, Inc.

                   Notice concerning the decision relating to the issuance of new shares and the secondary offering of our shares

Tokyo, March 3, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG or the Company; President: Shigemitsu Miki), resolved certain matters relating to the issuance of new shares and the secondary offering of our shares, as stated below.

1: Issuance of new shares in the offering
-----------------------------------------
   1. Number of shares to be issued:
      454,000 new shares of the Company's common stock (shares of the Company's common stock shall be referred to as "shares" or "our shares" hereinafter) which is the sum of (1) and (2) below.
      (1) 420,000 new shares to be underwritten by purchase by underwriters in each of the offerings specified below.

                Japanese Public Offering        250,000 shares
                U.S. Offering                    50,000 shares
                International Offering          120,000 shares

      (2) A maximum of 34,000 shares which is subject to the purchase option to be granted to the U.S. Underwriters and the International Underwriters specified below.

                U.S. Offering                    10,000 shares
                International Offering           24,000 shares

   2. Offering price (*1):                        Japanese yen 475,000 -
   3. Total amount of the offering price (*2):    Japanese yen 215,650,000,000 -
   4. Issue price (*1):                           Japanese yen 455,600 -
   5. Total amount of the issue price (*2):       Japanese yen 206,842,400,000 -
   6. Portion of the issue price not to be
      included in stated capital:                 Japanese yen 227,800 -
   7. Subscription period (for Japanese Public Offering):
      The subscription period for the Japanese Public Offering shall be from March 4, 2003 (Tuesday) to March 6, 2003 (Thursday).
   8. Payment day:                               March  11, 2003 (Tuesday)
   (*1) Underwriters shall underwrite by purchase at the issue price and offer at the offering price.
   (*2) Such total amounts reflect the case in which the U.S. Underwriters and the International Underwriters exercise the entire purchase option mentioned in 1.(2) above.

2: Secondary offering of our shares
-----------------------------------
   1. Number of secondary shares to be sold:    155,027 shares
      Japanese Secondary Offering                93,027 shares
      U.S. Secondary Offering                    18,000 shares
      International Secondary Offering           44,000 shares

   2. Selling price (*):
      The selling price shall be the same as the offering price mentioned in 2. of 1: Issuance of new shares in the offering, above.

   Not to Be Circulated in the United States.
   These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.

                                      -1-

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   3. Total amount of the selling price:          Japanese yen 73,637,825,000 -
   4. Sales price (*):
      The sales price shall be the same as the issue price mentioned in 4. of
      1: Issuance of new shares in the offering, above.
   5. Total amount of the sales price:            Japanese yen 70,630,301,200 -
   6. Selling period (for Japanese Secondary Offering):
      The selling period for Japanese Secondary Offering shall be the same as the subscription period (for Japanese Public Offering) in 7. of 1:Issuance of new shares in the offering, above.
   7. Delivery day:                                   March 12, 2003 (Wednesday)
   (*) Underwriters shall underwrite by purchase at the sales price and sell at the selling price.

3: Secondary offering conducted by exercise of over-allotment option
--------------------------------------------------------------------
   1. Number of shares to be sold:                 50,000 shares.
   2. Selling price:
      The selling price shall be the same as the offering price mentioned in 2. of 1: Issuance of new shares in the offering, above.
   3. Total amount of the selling price:           Japanese yen 23,750,000,000 -
   4. Selling period:
      The selling period shall be the same as the subscription period (for Japanese Public Offering) in 7. of 1: Issuance of new shares in the offering, above.
   5. Delivery day:
      The delivery day shall be the same as the delivery day in 7. of 2:
      Secondary offering of our shares, above.

4: Issuance of new shares by allocation to third party
------------------------------------------------------
   1. Number of shares to be issued:              50,000 shares
   2. Issue price:
      The issue price shall be the same as the issue price mentioned in 4. of 1:
      Issuance of new shares in the offering, above.
   3. Total amount of the issue price:            Japanese yen 22,780,000,000 -
   4. Portion of the issue price not to be included in stated capital:
      The portion of the issue price not to be included in stated capital shall be the same as the portion of the issue price not to be included in stated capital mentioned in 6.of 1: Issuance of new shares in the offering,above.
   5. Subscription period:                        March 25, 2003 (Tuesday)
   6. Payment day:                                March 26, 2003 (Wednesday)

                                      * * *
For further information, please contact:
Kohei Tsushima, General Manager, Public Relations Office
Tel: 81-3-3240-8149

Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.

                                      -2-